DREYFUS BASIC U.S. MORTGAGE SECURITIES FUND

Statement of Investments
September 30, 2004(Unaudited)

Bonds and Notes-	134.5%	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed	**108.7%**		
Government National Mortgage Association I:			
5%		29,423,000 a	29,266,470
5%, 1/15/2034		1,180,666	1,176,971
5.5%, 5/15/2033-4/15/2034		65,088,454	66,413,315
5.5%, Ser. 2004-39, Cl. LC, 12/20/2029		5,055,000	5,306,170
6%		46,040,893 a	47,724,148
6%, 2/15/2026-9/15/2034		38,976,092	40,481,008
6.5%, 10/15/2010-6/15/2032		885,699	935,975
7%, 1/15/2024-2/15/2024		192,243	206,000
7.5%, 12/15/2023		33,124	35,878
8%, 4/15/2008-12/15/2022		1,054,013	1,139,409
8.5%, 2/15/2005-3/15/2022		154,566	171,371
9%, 11/15/2019-11/15/2022		37,655	42,520
9.5%, 9/15/2019-10/15/2020		17,092	19,369
Project Loans:			
6.375%, 10/15/2033-1/15/2034		4,169,727	4,401,182
6.4%, 10/15/2033		1,752,007	1,825,363
6.45%, 3/15/2034		2,414,797	2,524,704
6.55%, 12/15/2033		669,033	697,045
6.6%, 5/15/2028		1,790,587	1,866,686
6.625%, 3/15/2029		575,645	612,342
6.7%, 3/15/2028		597,770	624,670
Stripped Securities, Interest Only Class:			
Ser. 2002-88, Cl. GI, 5.5%, 6/20/2031		6,100,431 b	853,214
Ser. 2003-62, Cl. GI, 5%, 4/20/2025		4,397,156 b	316,082
			206,639,892
Government National Mortgage Association II:			
3%, 7/20/2030-8/20/2030		509,803 c	512,051
3.375%, 4/20/2030		945,543 c	957,797
5.5%		33,600,000 a	34,167,000
6.5%, 5/20/2031-6/20/2031		1,833,852	1,934,127
7%, 12/20/2027-8/20/2031		3,103,625	3,306,887
9%, 1/20/2020-7/20/2025		76,340	85,742
9.5%, 9/20/2021-12/20/2021		32,952	37,306
			41,000,910
Federal Home Loan Mortgage Corp.:			
Stripped Securities, Interest Only Class:			
Ser. 1916, Cl. PI, 7%, 12/15/2011		103,558 b	10,009
Ser. 1987, Cl. PI, 7%, 9/15/2012		156,994 b	21,891
Ser. 1999, Cl. PW, 7%, 8/15/2026		1,884 b	12
Ser. 2167, Cl. AM, 7%, 11/15/2015		188,193 b	3,596
Ser. 2520, Cl. PI, 5.5%, 1/15/2026		3,708,070 b	144,409
Ser. 2532, Cl. IS, 5.5%, 11/15/2017		1,502,937 b	7,085
Ser. 2574, Cl. IB, 5.5%, 5/15/2026		4,680,469 b	549,224
Ser. 2581, Cl. IC, 5.5%, 6/15/2019		9,134,000 b	484,039
Ser. 2621, Cl. IO, 5%, 1/15/2026		2,654,375 b	305,782
Ser. 2627, Cl. UI, 5%, 7/15/2023		1,735,652 b	153,365
Ser. 2630, Cl. IK, 4.5%, 12/15/2008		7,388,620 b	242,737
Ser. 2632, Cl. IB, 5%, 6/15/2026		3,404,800 b	628,116
Ser. 2638, Cl. IN, 5%, 1/15/2019		2,013,600 b	207,699
Ser. 2645, Cl. ID, 5%, 12/15/2031		6,471,625 b	1,951,603

Ser. 2645, Cl. IW, 5%, 7/15/2026		7,273,122 b	862,712
Ser. 2750, Cl. IG, 5%, 12/15/2022		7,875,200 b	889,131
Ser. 2764, Cl. IQ, 5%, 1/15/2022		3,000,000 b	323,717
			6,785,127

Federal Housing Administration,
Project Loans,

7.2%, 2/1/2033		1,070,096	**1,081,800**

Federal National Mortgage Association:

5%, 1/1/2018-5/1/2018		1,048,198	1,067,706
6%, 8/1/2034-9/1/2034		3,023,589	3,133,106
6.406%, 1/1/2011		2,307,901	2,537,228
Stripped Securities, Interest Only Class:			
Ser. 1997-74, Cl. PK, 7%, 11/18/2027		493,543 b	81,441
Ser. 2002-76, Cl. PI, 5.5%, 12/25/2025		3,611,206 b	144,500
Ser. 2003-8, Cl. PI, 5.5%, 10/25/2021		2,609,340 b	185,389
			7,149,370

Total U.S. Government Agencies/Mortgage-Backed			**262,657,099**

Asset-Backed Ctfs. - Home Equity	4.6%		
Conseco Finance,			
Ser. 2001-D, Cl. A4, 5.53%, 2032		1,408,164	1,435,825
Equity One ABS,			
Ser. 2004-3, Cl. AF3, 4.265%, 2034		1,707,000	1,719,890
Equivantage Home Equity Loan Trust,			
Ser. 1996-2, Cl. A4, 8.05%, 2027		2,018,431	2,017,444
Residential Funding Mortgage Securities I,			
Ser. 2004-HS2, Cl. AI3, 4.4%, 2019		2,400,000	2,433,487
Saxon Asset Securities Trust,			
Ser. 2004-2, Cl. AF2, 4.15%, 2035		2,465,000	2,482,056
The Money Store Home Equity Trust,			
Ser. 1998-B, Cl. AF8, 6.11%, 2010		944,233	948,978
			11,037,680

Commercial Mortgage Pass-Through Ctfs.-	9.0%		
Banc of America Structured Notes,			
Ser. 2002-1A, Cl. A, 4.69%, 2014		4,500,000 c,d	4,363,594
CS First Boston Mortgage Securities,			
Ser. 1998-C1, Cl. A1A, 6.26%, 2040		1,619,834	1,651,538
COMM,			
Ser. 2001-FL5A, Cl. G, 2.46%, 2013		7,000,000 c,d	5,604,375
Wachovia Bank Commercial Mortgage Trust:			
Ser. 2002-WHL, Cl. L, 4.76%, 2015		7,300,000 c,d	7,192,578
Ser. 2003-WHL2, Cl. K, 5.26%, 2013		3,000,000 c,d	2,979,457
			21,791,542

Residential Mortgage Pass-Through Ctfs. -	5.3%		
Bank of America Mortgage Securities:			
Ser. 2003-8, Cl. 3B3, 5.5%, 2033		493,992	466,900
Ser. 2004-1, Cl. 3B3, 5%, 2019		126,054	122,845
Ser. 2004-3, Cl. 3B3, 4.875%, 2019		193,455	185,695
Citicorp Mortgage Securities,			
Ser. 1994-2, Cl. B1, 6%, 2009		296,238	306,518
Countrywide Alternative Loan Trust,			
Ser. 2004-7T1, Cl. A1, 5.75%, 2034		4,516,061	4,642,659
Countrywide Home Loans,			
Ser. 2002-19, Cl. B1, 5.948%, 2032		950,909	990,418
GMAC Mortgage Corporation Loan Trust,			
Ser. 2004-J1, Cl. M3, 5.5%, 2034		1,258,077	1,201,243
Ocwen Residential MBS,			

Ser. 1998-R1, Cl. B1, 7%, 2040	351,234 d	373,645
PNC Mortgage Securities:		
Ser. 1998-14, Cl. CB4, 6.25%, 2029	2,149,997	2,235,567
Ser. 1999-9, Cl. 1B3, 7%, 2029	777,859	805,784
Residential Asset Securitization Trust:		
Ser. 2003-A8, Cl. B3, 4.75%, 2018	777,410	742,427
Ser. 2003-A12, Cl. B3, 5%, 2018	322,200	312,212
Wells Fargo Mortgage Backed Securities,		
Ser. 2002-F, Cl. B3, 5.474%, 2032	378,681 c	385,891
		12,771,804

U.S. Government-	**6.9%**	
U.S. Treasury Notes:		
1.625%, 1/31/2005	314,000 e	313,877
3.375%, 9/15/2009	1,612,000	1,612,819
3.5%, 8/15/2009	5,410,000	5,444,408
4.25%, 8/15/2014	9,070,000	9,167,775
		16,538,879

Total Bonds and Notes		
(cost $ 327,248,550)		**324,797,004**

Short-Term Investments-	**0.1%**	
U.S. Treasury Bills,		
1.32%, 10/14/2004		
(cost $ 254,879)	255,000 e	**254,865**

Total Investments		
(cost $ 327,503,429)	**134.6%**	**325,051,869**
Liabilities, Less Cash and Receivables	**-34.6%**	**(83,479,911)**
Net Assets	**100.0%**	**241,571,958**

a- *Purchased on a forward commitment basis.*
b- *Notional face amount shown.*
c- *Variable rate security-interest rate subject to periodic change.*
d- *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in*
   transactions exempt from registration, normally to qualified institutional buyers and are deemed to be liquid. At September 30, 2004,
   these securities amounted to $ 20,513,649 or 8.5% of net assets.
e- *Wholly held by a broker as collateral for open financial futures positions.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.